OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                                                         FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                    December 20, 2006

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attention: Howard Efron, Staff Accountant

           Re:   Letter dated December 13, 2006 regarding Current Report on
                 FORM 8-K/A FILED ON DECEMBER 12, 2006

Ladies and Gentlemen:

         We are securities counsel to BNS Holding Inc. (the "Company"), and in such capacity we hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance, dated December 13,
2006, with respect to the Company's Current Report on Form 8-K/A filed with the
Commission on December 12, 2006. The Company's responses are numbered to correspond to the number in your comments.

     1.  An updated Exhibit 16.1 has been filed with the Current Report on Form
         8-K/A filed with the Commission on December 20, 2006 (the "Revised Form
         8-K/A").

     2.  The disclosure with respect to Ernst & Young LLP's report for the past two fiscal years have been revised to include the disclosure you requested.

     3.  The Company has submitted the acknowledgement requested in the Staff's letter.

         We welcome further discussion on any of our points addressed within this response letter. I may be reached at (212) 451-2252.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.331.7200
                                                         FACSIMILE: 973.331.7222

December 20, 2006

                                                    Very truly yours,

                                                    /s/ Kenneth A. Schlesinger

                                                    Kenneth A. Schlesinger

cc: Michael A. Warren
    Diane Larsen
    Steve Wolosky, Esq.